UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K/A
(Amendment No. 1)

_____

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 31, 2016**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT 06902
(Address of Principal Executive Offices) (Zip Code)

(203) 358-8000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

On April 1, 2016, Independence Holding Company ("IHC") filed with the Securities and Exchange Commission a Current Report on Form 8-K reporting the completion of the disposition of all of the equity interests of its indirect subsidiary IHC Risk Solutions, LLC to SR Corporate Solutions America Holding Corporation, a division of Swiss Re (the "Sale"). This Amendment No. 1 to Current Report on Form 8-K/A amends Item 9.01 of the Current Report on Form 8-K filed on April 1, 2016 to present certain pro forma condensed consolidated financial information in connection with the Sale, which pro forma condensed consolidated financial information is filed as an exhibit hereto.

Item 9.01.   Financial Statements and Exhibits

(b)   Pro forma financial information

The pro forma condensed consolidated financial information specified in Article 11 of Regulation S-X is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

(d)   Exhibits

2.1   Purchase and Sale Agreement (Filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 6, 2016 and incorporated herein by reference).

99.1   Press Release (Filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on January 6, 2016 and incorporated herein by reference)

99.2   The (i) Pro Forma Condensed Consolidated Balance Sheet of IHC at December 31, 2015, as if the Sale had occurred as of that date, (ii) Pro Forma Condensed Consolidated Statement of Income of IHC for the year ended December 31, 2015, as if the Sale had occurred as of the beginning of the period, and (iii) Pro Forma Condensed Consolidated Statements of Income of IHC for the years ended December 31, 2014 and 2013, as if the Sale was reported as discontinued operations for those periods, and the related notes thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: /s/ *Teresa A. Herbert*   Date: June 13, 2016
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

Exhibit 99.2

INDEPENDENCE HOLDING COMPANY
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Independence Holding Company
Introduction to Pro Forma Condensed Consolidated Financial Statements
(Unaudited)

On March 31, 2016, Independence Holding Company ("IHC") and American Independence Corp. ("AMIC") sold IHC Risk Solutions LLC ("RS"), its direct writer of excess or stop-loss insurance for self-insured employer groups that desire to manage the risk of large medical claims ("Medical Stop-Loss") to Swiss Re Corporate Solutions, a division of Swiss Re ("Swiss Re"). In addition, under the purchase and sale agreement, all of the in-force stop-loss business of Standard Security Life and Independence American produced by RS was co-insured by Westport Insurance Corporation ("Westport"), Swiss Re's largest US carrier, as of January 1, 2016. The aggregate purchase price was $152.5 million in cash, subject to adjustments and settlements (collectively, the "Transactions"). Approximately 89% of the purchase price was allocated to AMIC, with the balance being paid to Standard Security Life. IHC's and AMIC's block of Medical Stop-Loss business are in run-off. The sale of RS and exit from the medical stop-loss business represents a strategic shift that will have a major effect on the Company's operations and financial results. The disposal transaction qualifies for reporting as discontinued operations in the first quarter of 2016 as a result of the Board of Directors' commitment to a plan for its disposal in January 2016.

Unaudited pro forma financial information for IHC has been provided below to show what the significant effects on the historical financial information might have been had the Transactions occurred at an earlier date. The unaudited pro forma condensed financial statements however are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above mentioned Transactions actually occurred earlier. They also may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

For the fiscal year ended December 31, 2015, the unaudited pro forma condensed financial statements shown below give the effect of discontinued operations resulting from the sale of RS and the effect of the aforementioned coinsurance transaction on the Company's historical consolidated financial statements.

Because the sale of RS was not yet reflected as discontinued operations in the Company's historical financial statements for the fiscal years ended December 31, 2015, 2014 and 2013 in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, we have also provided the unaudited pro forma results of operations for the 2014 and 2013 fiscal years to show the effect of discontinued operations in those years. The sale of RS qualifies for reporting as discontinued operations in the first quarter of 2016 as a result of the Board of Directors commitment to a plan for its disposal in January 2016.

INDEPENDENCE HOLDING COMPANY
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (In thousands, except share data) (Unaudited)
DECEMBER 31, 2015

	Historical		Sale of Risk Solutions			100% Coinsurance of Stop-Loss			Pro Forma Adjusted	
ASSETS:										
Investments:										
Short-term investments	$	50	$	-		$	-		$	50	
Securities purchased under agreements to resell		28,285		-			-			28,285	
Trading Securities		1,259		-			-			1,259	
Fixed maturities, available-for-sale		428,601		-			-			428,601	
Equity securities, available-for-sale		8,426		-			-			8,426	
Other investments		21,538		-			-			21,538	
Total investments		488,159		-			-			488,159	
Cash and cash equivalents		19,171		125,735	a,b,d		(42,967)	e		101,939	
Deferred acquisition costs		499		-			-			499	
Due and unpaid premiums		69,075		-			-			69,075	
Due from reinsurers		480,859		2,214	b		56,055	e		539,128	
Premium and claim funds		22,755		(740)	b		-			22,015	
Goodwill		52,940		(5,664)	b		-			47,276	
Other assets		64,505		(11,759)	b,d		-			52,746	
TOTAL ASSETS	$	1,197,963	$	109,786		$	13,088		$	1,320,837	
LIABILITIES AND STOCKHOLDERS' EQUITY:										
LIABILITIES:										
Policy benefits and claims	$	245,443	$	-		$	-		$	245,443	
Future policy benefits		270,624		-			-			270,624	
Funds on deposit		173,350		-			-			173,350	
Unearned premiums		10,236		-			-			10,236	
Other policyholders' funds		11,822		-			-			11,822	
Due to reinsurers		44,141		2,214	b		-			46,355	
Accounts payable, accruals and other liabilities		66,308		(2,199)	b		13,088	e		77,197	
Debt		5,189		-			-			5,189	
Junior subordinated debt securities		38,146		-			-			38,146	
TOTAL LIABILITIES		865,259		15			13,088			878,362	
Commitments and contingencies										
STOCKHOLDERS' EQUITY:										
Preferred stock (none issued)		-		-			-			-	
Common stock $1.00 par value: 23,000,000 shares authorized; 18,569,183 shares issued and 17,265,758 shares outstanding		18,569		-			-			18,569	
Paid-in capital		127,733		-			-			127,733	
Accumulated other comprehensive loss		(3,440)		-			-			(3,440)	
Treasury stock, at cost: 1,303,425 shares		(13,961)		-			-			(13,961)	
Retained earnings		194,450		100,004	c, d		-			294,454	
TOTAL IHC STOCKHOLDERS' EQUITY		323,351		100,004			-			423,355	
NONCONTROLLING INTERESTS IN SUBSIDIARIES		9,353		9,767	c		-			19,120	
TOTAL EQUITY		332,704		109,771			-			442,475	
TOTAL LIABILITIES AND EQUITY	$	1,197,963	$	109,786		$	13,088		$	1,320,837	

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2015

	Historical		Sale of Risk Solutions		Pro Forma Discontinued Operations		100% Coinsurance of Stop-Loss		Pro Forma Adjusted
REVENUES:									
Premiums earned	$ 479,534	$	-		$ 479,534	$	(209,765)	f	$ 269,769
Net investment income	17,298		(61)	b	17,237		(3,775)	f	13,462
Fee income	12,954		(2,852)	b	10,102		-		10,102
Other income	10,276		(9)	b	10,267		-		10,267
Gain on sale of subsidiary to joint venture	9,940		-		9,940		-		9,940
Net realized investment gains	3,094		-		3,094		-		3,094
Net impairment losses recognized in earnings	(228)		-		(228)		-		(228)
	532,868		(2,922)		529,946		(213,540)		316,406
EXPENSES:									
Insurance benefits, claims and reserves	307,178		-		307,178		(153,919)	f	153,259
Selling, general and administrative expenses	172,180		1,388	b	173,568		(40,104)	f	133,464
Amortization of deferred acquisition costs	3,524		-		3,524		-		3,524
Interest expense on debt	1,798		-		1,798		-		1,798
	484,680		1,388		486,068		(194,023)		292,045
Income before income taxes from continuing operations	48,188		(4,310)		43,878		(19,517)		24,361
Income taxes	17,666		(1,762)	b	15,904		(6,831)	f	9,073
Income from continuing operations	30,522		(2,548)		27,974		(12,686)		15,288
Less: Income from noncontrolling interests	(578)		181	b	(397)		144	f	(253)
NET INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO IHC	$ 29,944	$	(2,367)		$ 27,577	$	(12,542)		$ 15,035
Basic income per common share from continuing operations	$ 1.73	$	(.14)		$ 1.59	$	(.72)		$ .87
WEIGHTED AVERAGE SHARES OUTSTANDING	17,314		17,314		17,314		17,314		17,314
Diluted income per common share from continuing operations	$ 1.71	$	(.13)		$ 1.58	$	(.72)		$ .86
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,484		17,484		17,484		17,484		17,484

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2014

	Historical	Sale of Risk Solutions		Pro Forma Adjusted
REVENUES:				
Premiums earned	$ 479,048	$ -		$ 479,048
Net investment income	21,692	(78)	b	21,614
Fee income	20,646	(3,753)	b	16,893
Other income	4,859	(8)	b	4,851
Net realized investment gains	7,688	-		7,688
	533,933	(3,839)		530,094
EXPENSES:				
Insurance benefits, claims and reserves	326,035	-		326,035
Selling, general and administrative expenses	177,848	(1,656)	b	176,192
Amortization of deferred acquisition costs	4,941	-		4,941
Interest expense on debt	1,797	-		1,797
	510,621	(1,656)		508,965
Income before income taxes from continuing operations	23,312	(2,183)		21,129
Income taxes	6,391	(283)	b	6,108
Income from continuing operations	16,921	(1,900)		15,021
Less: Income from noncontrolling interests	(628)	177	b	(451)
NET ICOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO IHC	$ 16,293	$ (1,723)		$ 14,570
Basic income per common share from continuing operations	$ .93	$ (.10)		$ .83
WEIGHTED AVERAGE SHARES OUTSTANDING	17,471	17,471		17,471
Diluted income per common share from continuing operations	$ .92	$ (.10)		$ .82
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,636	17,636		17,636

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

INDEPENDENCE HOLDING COMPANY AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME (In thousands, except per share data) (Unaudited)
FOR THE YEAR ENDED DECEMBER 31, 2013

	Historical		Sale of Risk Solutions			Pro Forma Adjusted
REVENUES:						
Premiums earned	$ 495,991	$	-		$	495,991
Net investment income	27,471		(86)	b		27,385
Fee income	26,954		(917)	b		26,037
Other income	4,878		(13)	b		4,865
Net realized investment gains	19,750		-			19,750
	575,044		(1,016)			574,028
EXPENSES:						
Insurance benefits, claims and reserves	354,790		-			354,790
Selling, general and administrative expenses	179,553		(1,345)	b		178,208
Amortization of deferred acquisition costs	15,132		-			15,132
Interest expense on debt	1,915		-			1,915
	551,390		(1,345)			550,045
Income before income taxes from continuing operations	23,654		329			23,983
Income taxes	8,398		114	b		8,512
Income from continuing operations	15,256		215			15,471
Less: Income from noncontrolling interests	(1,477)		5	b		(1,472)
NET ICOME FROM CONTINUING OPERATIONS						
ATTRIBUTABLE TO IHC	$ 13,779	$	220		$	13,999
Basic income per common share from continuing operations	$ .78	$	.01		$	.79
WEIGHTED AVERAGE SHARES OUTSTANDING	17,758		17,758			17,758
Diluted income per common share from continuing operations	$ .77	$	.01		$	.78
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,871		17,871			17,871

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

Independence Holding Company
Notes to Pro Forma Condensed Consolidated Financial Statements
(Unaudited)

Note 1:   **Basis of Presentation**

Independence Holding Company (the "Company", "IHC" or we, us and our) and American Independence Corp. ("AMIC") entered into an agreement to sell all of the membership interests of IHC Risk Solutions LLC ("RS") and co-insure to an unaffiliated reinsurer, all of the in-force medical stop-loss insurance business of Standard Security Life Insurance Company of New York ("SSL") and Independence American Insurance Company ("IAIC") produced by RS, as of January 1, 2016 (collectively, the "Transactions"). The unaudited pro forma condensed consolidated balance sheet has been prepared as if the Transactions had been consummated on December 31, 2015. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2015 has been prepared as if the Transactions occurred as of the beginning of the period; the unaudited pro forma results of operations for the 2014 and 2013 fiscal years have been prepared to show the effect of discontinued operations as if the Transactions occurred as of the beginning of each respective period (see Note 2) in those years.

The unaudited pro forma condensed consolidated financial statements are based upon available information and certain assumptions considered reasonable by management. The estimated net gain resulting from the consummation of the Transactions is included as an adjustment to retained earnings on the unaudited pro forma condensed consolidated balance sheet at December 31, 2015 and is not reflected as an adjustment in the unaudited pro forma condensed consolidated statements of income. In addition, the Company did not include a pro forma adjustment for investment income that could have been potentially earned on the net proceeds of the Transactions in such statements. However, the unaudited pro forma condensed consolidated statements of income do reflect pro forma adjustments for estimated federal and state income tax provisions, including the use of federal net operating loss carryforwards, which may be subject to further adjustment based on the actual carrying value of net assets sold at the date of closing, among other considerations.

The unaudited pro forma condensed consolidated financial statements do not represent what the Company's financial position would have been assuming the consummation of the Transactions had occurred on December 31, 2015 or what the Company's consolidated statements of income would have been assuming the consummation of the Transactions had occurred prior to January 1, 2013, nor do they project the Company's financial position or results of operations at any future date or for any future period. These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the Securities and Exchange Commission.

Because the sale of RS was not yet reflected as discontinued operations in the Company's historical financial statements for the fiscal years ended December 31, 2015, 2014 and 2013 in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, we have also provided the unaudited pro forma results of operations for the 2014 and 2013 fiscal years to show the effect of discontinued operations in those years. The sale of RS qualifies for reporting as discontinued operations in the first quarter of 2016 as a result of the Board of Directors commitment to a plan for its disposal in January 2016.

Note 2:   **Discontinued Operations**

In January 2016, the Boards of Directors of IHC and AMIC approved a plan to sell the membership interests of RS and, subsequently, the Company entered into an agreement for its sale. The sale closed on March 31, 2016. The sale agreement includes: (i) the sale of 100% of the outstanding membership interests of RS for approximately $139.4 million; (ii) the simultaneous cancellation of transfer agreements between RS and the Company's subsidiaries, Majestic Underwriters, LLC ("Majestic") and Alliance Underwriters, LLC

("Alliance"); and (iii) the liquidation of Majestic and Alliance. The Company's block of Medical Stop-Loss business is in run-off. The sale of RS and exit from the medical stop-loss insurance business represents a strategic shift that will have a major effect on the Company's operations and financial results. The disposal transaction qualifies for reporting as discontinued operations in the first quarter of 2016 as a result of the Board of Directors' commitment to a plan for its disposal in January 2016.

Note 3:   Reinsurance

In connection with the aforementioned Transactions, the Company entered into a coinsurance agreement with an unaffiliated reinsurer, Westport Insurance Corporation (Swiss Re Corporate Solutions' largest US carrier), to co-insure all of the in-force stop-loss insurance business of SSL and IAIC produced by RS, as of January 1, 2016, for ceding consideration of approximately $13.1 million.

The ceding of reinsurance does not discharge the primary liability of the original insurer to the insured.

Note 4:   Pro Forma Adjustments

a) To reflect the proceeds on the sale of RS.

b) To reflect the elimination of assets and liabilities and corresponding income and expenses of RS, Majestic and Alliance.

c) To reflect the pro forma estimated gain of $100.0 million on the sale of RS and the liquidation of Majestic and Alliance, net of estimated expenses, amounts attributable to noncontrolling interests and applicable state and federal taxes had the transaction taken place as of December 31, 2015. AMIC has available federal net operating loss carryforwards which will offset any gains AMIC recognizes upon consummation of the Transactions.

d) To reflect estimated state and Federal taxes on the pro forma estimated gain, net of a decrease in AMIC's valuation allowance on federal net operating loss carryforwards expected to be utilized in connection with the pro forma estimated gain.

e) To reflect the transfer of assets in connection with the 100% coinsurance basis of the reserves for all the in-force medical stop-loss insurance business of SSL and IAIC produced by RS, and the corresponding ceding consideration.

f) To reflect the effects of the 100% coinsurance of all the in-force medical stop-loss insurance business of SSL and IAIC produced by RS, and to reflect the agreement of IHC and its affiliates to cease insurance and reinsurance of all medical stop-loss insurance for a specified period of time.

.